Form C

Cover Page

Name of issuer:

Wind Harvest Pilot Project Inc.

Legal status of issuer:

Form: Other
Other (specify): Public Benefit Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 4/7/2020

Physical address of issuer:

980 9th St Floor 16
Sacramento CA 95814

Website of issuer:

http://windharvest.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

150,000

Price:

$1.00000

Method for determining price:

Face value.

Target offering amount:

$150,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/2/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Wind Harvest Pilot Project Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Cornelius Fitzgerald	Director of Finance and Strategy	Wind Harvest International, Inc. ("Wind Harvest" or "Wind Harvest International")	2020
Christine Nielson	Entrepreneur	retired	2020
Kevin Wolf	President and CEO of Wind Harvest	Wind Harvest	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Cornelius Fitzgerald	Treasurer	2020
Christine Nielson	President	2020
Kevin Wolf	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Wind Harvest International, Inc.	6000000.0 Common shares	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

As more fully described in Questions 13 and 31 below, Wind Harvest Pilot Project Inc. ("WHPP") intends to loan the proceeds of this offering under Regulation Crowdfunding and the 506(c) Offering (which is defined in Question 13 below) to Wind Harvest International, Inc. ("Wind Harvest") through the Wind Harvest Loans (which are defined in Question 13) and to use Wind Harvest's annual interest payments and final principal payment to make payments on the Notes issued to investors in this offering and the 506(c) Offering. (The Notes are defined and described in Question 13 below.) As indicated in Question 31, WHPP has no other means with which to pay investors in the Notes other than proceeds from the Wind Harvest Loans. The Wind Harvest Loans will be secured by turbines, as well as related equipment and power purchase agreements, but the value of such collateral may be less than the principal of and interest due on the Wind Harvest Loans. Accordingly, if Wind Harvest defaults on the Wind Harvest Loans, due to bankruptcy or any other reason, WHPP may not be able to recover the full amount it loaned to Wind Harvest and may not be able to fully repay investors in the Notes or pay them interest on their investments. Wind Harvest will provide an unconditional guaranty that it will make payments due under the Notes if WHPP does not. However, if Wind Harvest is unable to repay WHPP, it will also be unable to meet its obligation under the Guaranty. Further, the Guaranty is unsecured, so there is no collateral that investors in the Notes would be able to seize in order to receive principal and interest payments.

The Issuable Shares described in Question 13 below may not be able to be sold at a profit, or be sold at all, before December 31, 2027, and thus WHPP's ownership of the Warrants described in Question 13 below may not realize any value for investors in this offering. Wind Harvest may never have a future equity financing nor undergo a liquidity event such as a sale of the company or an IPO that would cause there to be a market for the Issuable Shares. Investors in this offering could thus receive little or no profit from the sale of the Issuable Shares, and investors' return could be limited to the fixed interest rate on the Notes they purchase in this offering. (The Notes are defined and described in Question 13 below.)

There is currently no, and there may never be any, secondary market trading in the Notes, and investors' ability to sell their Notes is further limited by transfer restrictions under applicable securities laws. If the investor is able to sell their Note, there is no guarantee that the investor will be able to sell for a price greater than—or equal to—the price the investor paid for the Note.

External factors such as government policies on subsidizing fossil fuels, possible large increases in the cost of raw material, and trade embargoes could affect Wind Harvest's profitability and markets.

Investors in the Notes will have no voting rights and no ability to make decisions regarding the affairs or operations of WHPP or Wind Harvest.

The COVID-19 virus could cause Wind Harvest's or WHPP's key persons to become debilitated or even die. If lost, these people would be costly to replace.

Wind Harvest's existing debts and other factors may affect Wind Harvest's ability to close Wind Harvest's Series B round with favorable terms. Wind Harvest has incurred operating losses since its inception, and it has an accumulated deficit of over $10 million as of December 31, 2019. WHPP may not raise enough with this

over $10 million as of December 31, 2019. WHPP may not raise enough with this offering or the 506(c) Offering for Wind Harvest to complete the remaining technology development steps that are needed to have a commercially available Wind Harvester turbine.

Wind Harvest cannot assure investors that it will be able to achieve or sustain profitability in the future. To continue in its plans, Wind Harvest will likely in the future require additional financing, including equity or debt offerings, in excess of this offering and the 506(c) Offering. Funding from these sources may be limited, unavailable, or not available on favorable terms. There is no assurance that Wind Harvest will in fact be successful in the wind turbine distributed- or utility-class or other business lines, or that Wind Harvest will succeed in obtaining funds in sufficient amounts to proceed with its strategy when capital is needed. If such capital and financing cannot be obtained for any reason, Wind Harvest may not be able to proceed with its business plans and may be required to scale back its strategic initiatives or go bankrupt.

The projects in Wind Harvest's sales pipeline may not materialize in a timely manner or at all. Customers and projects typically undertake a significant development process that can result in a lengthy sales cycle. Furthermore, they require land use permits, including environmental review of impacts on wildlife, grid connection permits, and Power Purchase Agreements that are outside of the project team's ability to control. Government decisions at the local, state and national level can affect the ability for these deeded project milestones to be achieved.

Wind Harvest's pipeline of projects may face unanticipated changes or delays that could negatively impact the ability of these projects to be able to buy Wind Harvest's turbines. The long sales cycles may require Wind Harvest to delay revenue recognition until certain milestones or technical or implementation requirements have been met.

Problems with quality or performance in Wind Harvest's products or products based on Wind Harvest's technology that are manufactured by Wind Harvest's licensees could have a negative impact on Wind Harvest's relationships with customers and its reputation and cause reduced market demand for Wind Harvest's products. Though Wind Harvest will require component suppliers to meet and follow the IEC 61400 requirements for quality control in the manufacturing, installation and maintenance of Wind Harvest's wind turbines, and Wind Harvest will conduct periodic inspections, including inspections of facilities, processes, and raw materials, there could nonetheless be problems with the quality or performance of the wind turbines that could adversely affect Wind Harvest due to warranty claims or other contractual damages in the future.

Wind Harvest's customers' inability to obtain financing to make purchases from Wind Harvest or maintain their businesses could harm Wind Harvest's business and negatively impact revenue, results of operations, and cash flow. Most of Wind Harvest's customers will require substantial financing to make purchases from Wind Harvest and complete projects. The potential inability of these customers to access the capital needed to finance purchases of Wind Harvest's products and to meet their payment obligations to Wind Harvest could adversely impact Wind Harvest's financial condition and results of operations. If Wind Harvest's customers become insolvent due to market and economic conditions or otherwise, it could have an adverse impact on Wind Harvest's business, financial condition and results of operations.

There are a number of risks associated with international operations that could harm Wind Harvest's business. Wind Harvest plans to sell products and provide services on a global basis and plans to expand into all countries with near-ground wind resources. Wind Harvest's ability to grow in international markets could be harmed by factors, including:

*changes in political and economic conditions and potential instability in certain regions;

*currency control and repatriation issues;

*changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to Wind Harvest's business;

*changes to regulatory incentives to purchase wind turbines or produce or utilize wind energy;

*possible increased costs and additional regulatory burdens imposed on Wind Harvest's business;

*burdens of complying with a wide variety of laws and regulations;

*difficulties in managing the staffing of international operations;

*increased financial accounting and reporting burdens and complexities;

*terrorist attacks and security concerns in general;

*changes to tax laws, compliance costs and challenges to Wind Harvest's tax positions that may have adverse tax consequences to us;

*changes, disruptions or delays in shipping or import/export services;

*reduced protection of Wind Harvest's intellectual property rights.

In addition, Wind Harvest plans to conduct certain functions, including customer sales and service operations, in regions outside of the U.S. Wind Harvest is subject to both U.S. and local laws and regulations applicable to Wind Harvest's offshore activities, and any factors which reduce the anticipated benefits associated with providing these functions outside of the U.S., including cost efficiencies and productivity improvements, could harm Wind Harvest's business.

We believe Wind Harvest's intellectual property rights are valuable, and any inability to protect them could reduce the value of Wind Harvest's products, services and brand. If Wind Harvest is unable to protect its intellectual property, Wind Harvest's competitors could use its intellectual property to market similar products, which could reduce the demand for Wind Harvest's products. Wind Harvest's success depends substantially upon the internally developed technology that is incorporated in Wind Harvest's products. Wind Harvest will rely on a combination of patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with Wind Harvest's employees, customers, strategic partners, suppliers, and others to protect Wind Harvest's intellectual property rights. The steps Wind Harvest takes to protect its intellectual property rights may, however, be inadequate. Any breach or violation of Wind Harvest'sintellectual property rights by any of Wind Harvest's licensees could adversely affect Wind Harvest's competitive position and the value of Wind Harvest's assets.

Intellectual property right claims are expensive and time consuming to defend, and if resolved adversely, could have a significant impact on Wind Harvest's business, financial condition and operating results. In the event of a conflict between Wind Harvest's patents or future patent applications and the activities of other parties, infringement proceedings may be pursued by or against Wind Harvest. The legal proceedings necessary to defend the validity of patents and to prevent infringement by others can be complex and costly, and the outcomes of these legal proceedings are often uncertain. These legal proceedings might adversely affect Wind Harvest's competitive position and the value of its assets, and there can be no assurance that the outcomes of the proceedings would be successful.

Wind Harvest may not be able to receive patents on all of its expected patent applications. Patent applications in the U.S. are maintained in secrecy until the patents are published or are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that Wind Harvest is the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. Accordingly, we cannot be certain that the patent applications that Wind Harvest files will result in patents being issued.

Wind Harvest's business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as computer viruses or terrorism, any of which could result in system failures and interruptions that could harm Wind Harvest's business. Although Wind Harvest's systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, rolling blackouts, telecommunication failures, terrorist attacks, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, hardware or software defects or malfunctions (including defects or malfunctions of components of Wind Harvest's systems that are supplied by third party service providers) and similar events or disruptions. Despite any precautions Wind Harvest may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility Wind Harvest uses without adequate notice for financial or other reasons, or if there are other unanticipated problems at Wind Harvest's facilities. Wind Harvest does not carry business interruption insurance sufficient to compensate it for losses that may result from interruptions in Wind Harvest's service as a result of system failures. A system outage or data loss could harm Wind Harvest's business, financial condition and results of operations.

Wind Harvest's insurance policies and financial resources may not be sufficient to cover the costs associated with personal injury, property damage, product liability and other types of claims brought against it. Wind Harvest is exposed to potentially significant risks associated with product liability or other claims if Wind Harvest's products or manufacturing activities cause personal injury or property damage, whether by product malfunctions, defects or other causes. If

product liability claims are brought against Wind Harvest in the future, any resulting adverse publicity could hurt Wind Harvest's competitive standing and reduce revenues from sales of its products. The assertion of product liability, personal injury or property damage claims against Wind Harvest could result in significant legal fees and monetary damages and require Wind Harvest to make large payments. Any business disruption or natural disaster could result in substantial costs, lost revenues and diversion of resources. Wind Harvest's insurance coverage is limited for product liability and other claims against Wind Harvest, as well as for business disruption and natural disasters. Therefore, Wind Harvest may not have adequate insurance and financial resources to pay for its liabilities or losses from any such claim or cause.

Wind Harvest depends on highly skilled personnel to grow and operate its business, and if it is not able to hire, retain and motivate its personnel, Wind Harvest may not be able to grow effectively. Competition for talented senior management, as well as middle management and engineers, is intense, and Wind Harvest's future success will to some extent depend upon the contribution of a small number of key executives and personnel. Moreover, Wind Harvest's ability to successfully develop and maintain a competitive market position will depend in part on Wind Harvest's ability to attract and retain highly qualified and experienced management. The failure to attract and retain necessary personnel could have an adverse impact on Wind Harvest's business, development, financial condition, results of operations and prospects.

The Risk Factors included in this Form C or its Appendices are not intended and should not be understood as an exhaustive list of all risks related to an investment in this offering.

The future success of Wind Harvest and WHPP depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on Wind Harvest and WHPP. There can be no assurance that Wind Harvest or WHPP will be successful in attracting and retaining other personnel they require to successfully grow their business.

Christine Nielson, Kevin Wolf, and Cornelius Fitzgerald are part-time officers of WHPP. As such, it is likely that WHPP will not make the same progress as it would if that were not the case.

Cornelius Fitzgerald, Christine Nielson and Kevin Wolf are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalised statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The net proceeds of this offering will be used for working capital and general corporate purposes of Wind Harvest and WHPP, which purposes include the specific items listed in Question 10 below. While Wind Harvest and WHPP expect to use the net proceeds from the offering in the manner described herein, they cannot specify with certainty the particular uses of the net proceeds that they will receive from this offering. Accordingly, Wind Harvest and WHPP will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$150,000**

Use of Proceeds: Loan 92% to Wind Harvest. Pay 7.5% for Wefunder's intermediary fee, and save 0.5% for overhead and other possible expenses. Of the 92% that is loaned, 80% of that will be used to order the Wind Harvester v3.1 turbine and 20% will be reserved for administration and consultants.

If we raise: **$600,000**

Use of Proceeds: Loan 92% to Wind Harvest. Pay 7.5% for Wefunder's intermediary fee and save 0.5% for other expenses. These funds will be used to: order and complete the Pilot Project step within six months of ordering the Wind Harvester v3.1 turbine, revalidate our computer models and finish engineering v3.2 of our turbine. Funds will also be used to advance Wind Harvest projects in Barbados and California. For a description of the Pilot Project step, please see Appendix A.

If we raise: **$1,070,000**

Use of Proceeds: Loan 92% to Wind Harvest. Pay 7.5% for Wefunder's intermediary fee. Save 0.5% for other expenses. The loan will pay for: ordering, installing and testing of one Wind Harvester v3.1; finishing the engineering of v3.2 and the validation of its engineering computer models; the building and installation of one v3.2 next to v3.1; completing international certification of v3.2 by fall 2021; advancing Wind Harvest projects; filing new patents; and advancing Wind Harvest in other ways.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact securities attached as Appendix B, Investor Contracts.

WHPP will issue promissory notes (the "Notes," each, a "Note") in exchange for amounts invested by investors up to a total of $3,000,000 through this offering under Regulation Crowdfunding and an offering under Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "Rule 506(c) Offering").

Each Note will have the following principal provisions:

Interest Rate: The Note shall bear simple interest of 8% per annum (computed on the basis of a 365-day year and the number of days actually elapsed); provided that WHPP intends to offer a simple interest rate of 10% per annum (computed on the basis of a 365-day year and the number of days actually elapsed) on amounts invested that are part of the first $600,000 raised from the investors (Early Bird investments).

Annual Interest Payments: Within 60 days following the end of each fiscal year before the Maturity Date, WHPP shall make a payment of the interest accrued for the most recently ended fiscal year.

Maturity: Except as otherwise provided in the Note, all unpaid principal, interest, and any other sums owing under the Note shall be due and payable in full on the Maturity Date.

"Maturity Date" shall mean December 31, 2027.

Prepayment Rights: The Note may be prepaid without penalty at WHPP's option.

Subordination: The Note will be subordinated to all indebtedness of WHPP to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

WHPP does not intend to incur any such indebtedness but reserves the right to do so.

Stock Sale Payment: WHPP shall make Reasonable Efforts to exercise the Warrants and resell all of the shares issuable thereunder (the "Issuable Shares") before the Maturity Date. WHPP shall have no obligation to exercise the Warrants or to sell any of the Issuable Shares. "Reasonable Efforts" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

If, before the Maturity Date, WHPP has resold any or all of the Issuable Shares, WHPP shall pay to each investor the investor's Pro Rata Share of the profit from such resale. Such resale and payment may occur in one transaction or in multiple transactions before the Maturity Date, provided that WHPP shall pay to each investor the investor's Pro Rata Share of the profit from each resale within 60 days following such resale. WHPP intends to try to hedge risk while attempting to return the highest value it can to the investors through the sale of the Issuable Shares.

"Pro Rata Share" means, for any investor in the Notes, the ratio that results from dividing the original amount of the investor's investment by the total original amount invested by all of the investors in the Notes.

"Warrants" means WHPP's warrants issued in 2020 or 2021 to purchase shares of common stock of Wind Harvest.

Security: The Note will be unsecured. However, WHPP intends to use the proceeds from this financing to make secured loans to Wind Harvest (the "Wind Harvest Loans") and to use the principal and interest payments that WHPP receives under the Wind Harvest Loans to repay the investors their original investment amounts plus the interest described above. (Please see Appendix E for forms of the Wind Harvest Loan documents: WH-WHPP Loan Agreement, WH-WHPP Security Agreement, and WH-WHPP Promissory Notes.)

Guaranty: WHPP is a finance subsidiary of Wind Harvest under Rule 3a-5 of the Investment Company Act of 1940 (the "Rule"). In accordance with the Rule, Wind Harvest will unconditionally guarantee any and all payments due under the Notes.

To comply with the Rule, the guaranty from Wind Harvest (the "Guaranty") will also provide that if WHPP defaults in any payment due under the Note, the investor may institute legal proceedings directly against Wind Harvest to enforce the Guaranty without first proceeding against WHPP.

The Guaranty will be subordinated in right of payment to all indebtedness of Wind Harvest to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Information Rights: Upon request, WHPP will deliver to the Investor the unaudited financial statements for WHPP's most recently ended fiscal year. WHPP shall have 120 days following the end of each fiscal year to prepare such statements.

Assignment: Either party may assign or transfer their rights and obligations under the Note so long as such assignment complies with all applicable laws and regulations.

Amendment: The Note may be amended by mutual agreement of the parties in writing, provided that provisions regarding the Stock Sale Payment may only be amended by the written consent of WHPP and investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The Note may be amended by mutual agreement of the parties in writing, provided that no provision of Section 14 of the Note may be amended without the written consent of WHPP and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes. The Guaranty may be amended by mutual agreement of the parties in writing.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	6,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

There are no other material rights associated with the common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Please see Question 20 below.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Question 13 below contains the terms of the Notes being sold in this offering and reflects any material differences between the Notes and the outstanding securities of WHPP.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders of WHPP identified in Question 6 above, and the principal shareholder of Wind Harvest identified in Question 31 below have more voting power than any other shareholder in their respective companies. The principal shareholders may make decisions with which an investor in this offering disagrees, or that negatively affect the value of Wind Harvest's common stock or the investor's Note, and the investor will have no recourse to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that WHPP or Wind Harvest will develop in a way that is optimal for or advantageous to the investor.

For example, the principal shareholders may change the terms of the certificates of incorporation of Wind Harvest or WHPP, as applicable, or change the management of Wind Harvest or WHPP, as applicable. The shareholders may make changes that affect the tax treatment of Wind Harvest or WHPP, as applicable, in ways that are unfavorable to the investor but favorable to them. They may also vote to engage in new offerings and/or to register certain of Wind Harvest's or WHPP's securities in a way that negatively affects the value of Wind Harvest's common stock or the Notes. Other holders of securities of Wind Harvest or WHPP may also have access to more information than the investor, leaving the investor at a disadvantage with respect to any decisions regarding the securities the investor owns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Notes are being offered at face value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Not applicable. The investors will not have an ownership interest in WHPP or Wind Harvest.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Investors will have no voting rights or other decision-making rights in WHPP or Wind Harvest. Decision-making rights belong exclusively to the officers, directors, and shareholders of those companies. It's possible that such officers, directors, or shareholders will make a decision—including the issuance of additional securities; a sale of the issuer or of the assets of the issuer; or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payments on the Notes.

24. Describe the material terms of any indebtedness of the issuer:

WHPP does not have any indebtedness. Please see Wind Harvest International Master List of Outstanding Debt included in Appendix E for a description of the indebtedness of Wind Harvest.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
7/2020	Section 4(a)(2)	Common stock	$60	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kelsey Wolf-Cloud
Transaction type	Other
Relationship	Employee of Wind Harvest

Kelsey Wolf-Cloud who is the daughter of Kevin Wolf and does Wind Harvest's

graphics, website, and social media will have part of her salary paid from the WHPP's loan.

Name	Cornelius Fitzgerald
Transaction type	Other
Relationship	CFO

Once $2 million has been raised, then Cornelius Fitzgerald, WHPP's CFO and Wind Harvest Director of Finance and Strategy, who has not received or accrued any income from the company in four years will receive a bonus payment of $37,500. For any additional funds raised over $2M, Cornelius will each receive an additional management payment of 5% of such additional funds.

Name	Kevin Wolf
Transaction type	Other
Relationship	CEO

Once $2 million has been raised through sale of the Notes, then Kevin Wolf, CEO of Wind Harvest Pilot Project and President of Wind Harvest International, who has not received or accrued any income from the company in four years will receive a bonus payment of $37,500. For any additional funds raised over $2M, Kevin will each receive an additional management payment of 5% of such additional funds.

Name	Wind Harvest
Amount Invested	$60.00
Transaction type	Priced round
Issue date	07/30/20
Relationship	WHPP is a subsidiary of Wind Harvest International.

Name	Wind Harvest
Transaction type	Loan

Transaction type	Loan

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother in law, father in law, son in law, daughter in law, brother in law, or sister in law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Please see the Management's Discussion filed with this Form C in Appendix E.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Refer to Appendix C, Financial Statements

I, Kevin Wolf, certify that:

(1) the financial statements of Wind Harvest Pilot Project Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Wind Harvest Pilot Project Inc. included in this Form reflects accurately the information reported on the tax return for Wind Harvest Pilot Project Inc. filed for the most recently completed fiscal year.

Kevin Wolf
President and CEO of Wind Harvest

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including

without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

There are two companies involved in this offering: Wind Harvest and WHPP. WHPP is a wholly owned finance subsidiary of Wind Harvest under Rule 3a-5 under the Investment Company Act of 1940. As such, WHPP's primary purpose is to finance the business operations of Wind Harvest.

As described in Question 13 above, WHPP will raise funds through issuing Notes to investors in this offering and in the 506(c) Offering. As described in Question 13 above, the Notes will be unconditionally guaranteed by Wind Harvest as required by the Investment Company Act of 1940.

WHPP will then loan to Wind Harvest the majority of the funds raised through this offering and the 506(c) Offering to be used for Wind Harvest's operations and other business projects and purposes as described in Appendix A and Questions 9 and 10 hereof. Wind Harvest will use the proceeds of future capital raises and/or the revenue generated from such business projects to pay the interest and principal it owes on the loans from WHPP, and WHPP will use these funds to pay the interest and principal owed to investors in this offering.

For every $1,000 WHPP receives in this offering, Wind Harvest will issue WHPP Warrants to purchase approximately 6,400 shares of its common stock. As more fully described in Question 13 above, investors will receive the profit from any sale of the Issuable Shares under the Warrants if such sale occurs before December 31, 2027.

WHPP has and will have no revenue (other than what it receives from or through Wind Harvest, such as principal or interest payments and revenue from sale of the Issuable Shares); no assets (although WHPP will have a security interest in turbines owned by Wind Harvest, as well as in related equipment and power purchase agreements); and no operations independent of Wind Harvest. Whether the investor is able to recover or receive a return on the investor's investment depends entirely on the financial viability and success of Wind Harvest.

Because Wind Harvest is the actual recipient of most of the funds; because Wind Harvest will generate the funds needed to repay and provide a return to the investor; and because, by issuing the Guaranty to the investor, Wind Harvest has an obligation to pay the investor according to the terms of the Note (in case of nonpayment by WHPP), we are including the following disclosures for Wind Harvest in addition to those we have provided for WHPP above. ("We," "our," or "us," the "company," and the "Company," when used in this Form C, means WHPP, provided that when such terms are used in Appendix A, they refer to Wind Harvest.)

Wind Harvest is a corporation organized in the State of Delaware on January 6, 2006. Wind Harvest has the same physical address and website as WHPP.

The following is a financial summary for Wind Harvest for the past two fiscal years:

Most recent fiscal year end
Total Assets: $441,541
Cash & Cash Equivalents: $5,062
Accounts Receivable: $0
Short-term Debt: $1,682,345
Long-term Debt: $8,346,081
Revenues/Sales: $0
Cost of Goods Sold: $0
Taxes Paid: $8,815
Net Income: -$468,198

Prior fiscal year end
Total Assets: $527,353
Cash & Cash Equivalents: $639
Accounts Receivable: $0
Short-term Debt: $1,789,179
Long-term Debt: $7,860,181
Revenues/Sales: $0
Cost of Goods Sold: $0
Taxes Paid: $6,699
Net Income: -$1,136,050

Directors of Wind Harvest:

Kevin Wolf
Principal Occupation: Executive
Main Employer: Wind Harvest
Year Joined as Director: 2006
Other positions held at Wind Harvest and years position(s) were held: CEO (2006-2009), COO (2009-2019), President/CEO (2019 to date)

Cornelius Fitzgerald
Principal Occupation: Executive
Main Employers: Wind Harvest; Clean Energy Holdings LLC
Year Joined as Director: 2012
Other positions held at Wind Harvest and years position(s) were held: CFO (2019 to date), Director of Strategy and Finance (2012 to 2019)

Jane Lorand
Principal Occupation: Founder and CEO
Main Employer: Wind Tunneling and Catalytic Thinking Labs
Year Joined as Director: 2012

Officers of Wind Harvest:

Kevin Wolf
All positions that officer has held at Wind Harvest: CEO, COO, and President/CEO
Years officer has held each position: CEO (2006-2009), COO (2009-2019), President/CEO (2019 to date)

Cornelius Fitzgerald
All positions that officer has held at Wind Harvest: CFO and Director of Strategy and Finance
Years officer has held each position: CFO (2019 to date), Director of Strategy and Finance (2012 to 2019)

For three years of business experience of the above officers and directors, refer to Appendix D: Director & Officer Work History and Appendix E: Supporting Documents.

Principal shareholder of Wind Harvest (beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power):

SAAM Wind Investors LLC has 21.7% ownership of Wind Harvest's outstanding voting equity securities, calculated on the basis of voting power.

Below are all classes of securities of Wind Harvest that are currently outstanding and the material terms of such securities:

Common Stock
Securities (or Amount) Authorized: 19,500,000
Securities (or Amount) Outstanding: 19,500,000

Securities (or Amount) Outstanding: [illegible]
Voting rights: Yes

Preferred Stock
Securities (or Amount) Authorized: 117,000,000
Securities (or Amount) Outstanding: 91,586,374
Voting rights: Yes

Common stock and Preferred stock each hold 50% Board of Director voting rights.

Series B Convertible Note

As of Sept 28, 2020, there is a total of $1,910,792 in convertible notes (inclusive of accumulated interest and discounts) that will convert into Series B Preferred Shares at the time of closing of the Series B round.

Terms:

10% annual interest
10% conversion discount at time of conversion
Convert to Series B Preferred Stock

Maturity dates vary. See "Convertible Promissory Notes" in Wind Harvest International Master List of Outstanding Debt included in Appendix E.

Warrant to purchase Preferred Stock
Securities Reserved for Issuance upon Exercise: 25,413,626

Long term Convertible Note

As of Sept 28, 2020, there is a total of $4,778,812 in convertible notes with a current conversion value of 95,576,247 shares of Series A Preferred Shares.

Terms:

10% annual interest
Convert to Series A Preferred Shares at a price of $0.05 per share
Lender reserves right to convert or keep as a note payable by Wind Harvest

Maturity dates vary. See "Maas Revocable Trust convertible promissory notes" in Wind Harvest International Master List of Outstanding Debt included in Appendix E.

Question 13 above contains the terms of the Notes being issued in this offering and reflects the material differences bettween the Notes and the outstanding securities of Wind Harvest.

Exempt offerings of Wind Harvest

Wind Harvest has not conducted any exempt offerings within the past three years although, as noted elsewhere in this Form C, the 506 Offering is being conducted concurrently with this offering.

Current indebtedness of Wind Harvest

See Wind Harvest International Master List of Outstanding Debt included in Appendix E.

Related Party Transactions

For related party transactions involving Wind Harvest, please see Additional Related Party Transactions included in Appendix E of this Form C.

SUMMARY OF HOW YOUR INVESTMENT WORKS

When you invest in this offering or the 506(c) Offering, you will receive a Note from WHPP, which is a subsidiary of Wind Harvest. You will also receive the Guaranty from Wind Harvest, through which Wind Harvest will unconditionally guarantee payment on your promissory note. This means that Wind Harvest is obligated to pay you if WHPP does not.

The primary purpose of WHPP is to raise money and loan it to Wind Harvest to finance Wind Harvest's business operations and projects. In other words, you will invest in WHPP, but Wind Harvest will be the one using your funds (provided that a small amount of the funds raised in this offering will go toward WHPP's administrative expenses and to Wefunder's fee: 7.5% of the first $1.07 million raised).

This is how it will work.

1. Through the Wind Harvest Loans, WHPP will loan the majority of the funds raised in this offering and the 506(c) Offering, including the funds you invested, to Wind Harvest, minus the funds paid to Wefunder.

2. Wind Harvest will use the Wind Harvest Loans to build and test v3.1 and v3.2 of its Wind Harvester turbines at the national wind testing center in Denmark. There, the turbines will complete step 7 (the Pilot Project) and step 8 in the Technology Readiness Level Process so that Wind Harvest can sell the turbines to the projects in development.

3. These two turbines, as well as related equipment and power purchase agreements, will become collateral for the Wind Harvest Loans. If Wind Harvest can't make its annual payment on the loans, WHPP will be able to take possession of the collateral, and the turbines' energy sales will contribute to WHPP's annual payments to the investors in this offering. (See the WH-WHPP Security Agreement attached in Appendix E for a full description of the collateral.)

4. Wind Harvest will pay a higher interest rate on the Wind Harvest Loans than WHPP pays on the first $1.07 million in investments in this offering and the 506(c) Offering. Above the $1.07 million, Wind Harvest will pay the same 8% to WHPP that WHPP pays the investors in this offering and the 506(c) Offering. The higher interest paid on the $1.07 million will provide an annual net income to WHPP. This income will allow WHPP to pay investors in this offering and the 506(c) Offering annual interest as well as the percentage owed to Wefunder and to pay administrative and other expenses WHPP may incur through the minimal operations it needs to conduct in order to finance Wind Harvest. WHPP will use Wind Harvest's repayment of the principal of the Wind Harvest Loans to repay the principal on the Notes.

5. WHPP will receive Warrants to purchase approximately 6,400 shares of Wind Harvest common stock for each $1,000 invested in this offering. The Warrants will have a $0.01/share exercise price. When WHPP sells the shares issued under the Warrants, the profits from the sale will be shared with the investors in this offering and the 506(c) Offering on a pro-rata basis according to investment amount. An IPO or a sale of the company would create an opportunity to sell Wind Harvest stock and share the proceeds with WHPP investors. Wind Harvest hopes to launch an IPO in 2023. If Wind Harvest does not launch an IPO, it expects to be sold to a major player that wants to aggressively enter the near-ground wind market.

6. By the end of 2027, Wind Harvest or its successor will make the last annual interest payment to WHPP. WHPP will use the accumulated annual net income from Wind Harvest's annual interest payments to repay investors the principal on their loans. For complete terms of this offering, please see the forms of promissory note attached in Appendix B.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C, its Appendices, and the Wind Harvest Wefunder page include forward-looking statements about Wind Harvest and WHPP that may involve substantial risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C, its Appendices, and the Wind Harvest Wefunder page are forward-looking statements. Forward-looking statements give Wind Harvest's and WHPP's current reasonable expectations and projections relating to the companies' financial condition, results of operations, plans, objectives, future performance, and business. These forward-looking statements are typically identified by terms such as "will," "anticipate," "believe," "continue," "could," "estimate," "expect," "foresee," "intend," "likely," "may," "plan," "potential," "predict," "probable," "project," "seek," "aim," "should," "would," "can have," "can," and similar expressions.

Forward-looking statements appearing in this Form C, in its Appendices, and on the Wind Harvest Wefunder page include but are not limited to, statements concerning the following: Wind Harvest's future valuation and the pace of Wind Harvest's growth, if any; the sources and amounts of Wind Harvest's future revenue, if any; the size of the market that Wind Harvest will capture; the demand for the Wind Harvester turbines; whether and when Wind Harvest projects will be completed; whether and when Wind Harvest will begin or complete manufacturing or begin sales; whether, when, and how Wind Harvest will receive future investment capital; the amount of capital Wind Harvest will need to complete its projects; whether and when testing, certification, or installation of the turbines will occur; whether testing will be successful in validating computer models; whether Wind Harvest will receive patents; and whether or when Wind Harvest will recruit executives with IPO or large project experience.

These forward-looking statements are not guarantees, and you are cautioned not to place undue reliance on them. These forward-looking statements are based on Wind Harvest's management's current beliefs, expectations, and assumptions and are subject to significant risks and uncertainties that are beyond Wind Harvest's management's ability to predict or control and that could cause actual results or events to differ materially from those contemplated herein. These risk factors include, but are not limited to, those that can be found under the caption "Risk Factors" and elsewhere in this Form C. The forward-looking statements made in this Form C, in its Appendices, or on the Wind Harvest Wefunder page relate only to events as of the date on which the statements are made. Wind Harvest and WHPP undertake no obligation to update any forward-looking statements made in this Form C, in its Appendices, or on the Wind Harvest Wefunder page to reflect events or circumstances after the date of this Form C or to reflect new information or the occurrence of unanticipated events, except as required by law.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://windharvest.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Wind Harvest Early Bird Promissory Note
- Wind Harvest Promissory Note

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Christine Nielson
- Cornelius Fitzgerald
- Kevin Wolf

Appendix E: Supporting Documents

- Wefunder_Investor_Panel_transcription.pdf
- Wind_Harvest-WeFunder_List_of_Links_on_Launch_Page.pdf
- Jane_Lorand_LinkedIn_Profile.pdf
- Wind_Harvest_-_WHPP_Financial__Description_and_Flow_Chart.pdf
- WH-WHPP.PromissoryNote.GroupA.Final.pdf
- WH-WHPP.PromissoryNote.GroupB.Final.pdf
- WH-WHPP.PromissoryNote.GroupC.Final.pdf
- Wind_Harvest_7-Year_Financials_and_Future_Valuation.pdf
- Wind_Harvest_International_Master_List_of_outstanding_debt.pdf
- Additional_Related_Party_Transactions_-_Final.pdf
- Wind_Harvest_Management_s_Discussion_Final.pdf
- WH-WHPP.SecurityAgreement.pdf
- WH-WHPP_LoanAgreement.Final.pdf
- WHPP_7-year_Pro-Forma_Financials_v1.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Wind Harvest Early Bird Promissory Note
- Wind Harvest Promissory Note

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Christine Nielson
- Cornelius Fitzgerald
- Kevin Wolf

Appendix E: Supporting Documents

- Wefunder_Investor_Panel_transcription.pdf
- Wind_Harvest-WeFunder_List_of_Links_on_Launch_Page.pdf
- Jane_Lorand_LinkedIn_Profile.pdf
- Wind_Harvest_-_WHPP_Financial__Description_and_Flow_Chart.pdf
- WH-WHPP.PromissoryNote.GroupA.Final.pdf
- WH-WHPP.PromissoryNote.GroupB.Final.pdf
- WH-WHPP.PromissoryNote.GroupC.Final.pdf
- Wind_Harvest_7-Year_Financials_and_Future_Valuation.pdf
- Wind_Harvest_International_Master_List_of_outstanding_debt.pdf
- Additional_Related_Party_Transactions_-_Final.pdf
- Wind_Harvest_Management_s_Discussion_Final.pdf
- WH-WHPP.SecurityAgreement.pdf
- WH-WHPP_LoanAgreement.Final.pdf
- WHPP_7-year_Pro-Forma_Financials_v1.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Wind Harvest Pilot Project Inc.

By

Kevin Wolf
President, Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Cornelius Fitzgerald
CFO, Co-Founder
10/2/2020

Kevin Wolf

President, Co-Founder
10/2/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.